Exhibit 99.1

Pembina Pipeline Corporation Declares Initial Preferred Share Dividends and Common Share Dividend for October

CALGARY, Oct. 9, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors declared a dividend of $0.3726 per share for the period commencing July 26, 2013 to November 30, 2013, on Pembina's cumulative redeemable rate reset class A preferred shares, series 1 (the "Series 1 Preferred Shares") and a dividend of $0.1932 per share for the period commencing October 2, 2013 to November 30, 2013, on Pembina's cumulative redeemable rate reset class A preferred shares, series 3 (the "Series 3 Preferred Shares"). These initial dividends are payable on December 1, 2013 to shareholders of record at the close of business on November 1, 2013.

Future dividends on the Series 1 Preferred Shares are expected to be $0.265625 quarterly, or $1.0625 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding December 1, 2018. Future dividends on the Series 3 Preferred Shares are expected to be $0.29375 quarterly, or $1.1750 per share on an annualized basis, payable on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding March 1, 2019.

Pembina's Board of Directors also declared a common share cash dividend for October, 2013, of $0.14 per share to be paid, subject to applicable law, on November 15, 2013 to shareholders of record on October 25, 2013.

All of Pembina's dividends are designated "eligible dividends" for Canadian income tax purposes. For U.S. resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

For shareholders receiving their common share dividends in U.S. funds, the October 2013 cash dividend is expected to be approximately U.S. $0.1355 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.9680. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil, condensate and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "to be", "expects", and similar expressions.

In particular, this news release contains forward-looking statements and information relating to future dividends which may be declared on Pembina's preferred shares. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document, including: prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2012, which can be found at www.sedar.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 11:33e 09-OCT-13